SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CSN

Companhia Siderúrgica Nacional







Earnings Presentation

October 31, 2017

Disclaimer

Certain statements contained herein are speculation or trends and forward-looking statements based on Management's current estimates regarding future performance that may result in material differences regarding future results, performance and events, which do not constitute actul projections. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

2015 Restatement

- Business combination between CSN Mineração and Namisa;

    - Adjustments of assumptions in the valuation reports;

- Write-off of deferred income tax assets;

    - Write-off of tax credits recognized in the balance sheet;

Consolidated Results - 2016 vs. 2015

R$ million	2015	2016	Change
IFRS Net Revenue	15,262	17,149	12%
Gross Profit	3,522	4,509	28%
Adjusted EBITDA	3,251	4,075	25%
Adjusted EBITDA Margin	20%	22%	2%
Net Income (Net Loss)	(1,216)	(853)	29%

Adjusted Gross Debt	35,361	31,593	-11%
Adjusted Net Debt	26,499	25,831	-3%
Net Debt/Adjusted EBITDA	8.2x	6.3x	1.9x

Comments:

- Adjusted debt does not consider forfaiting and drawee risk operations.
- Adjusted EBITDA and adjusted net debt have included 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI as of December 2015.

Disclaimer

The financial information related to the first, second and third quarters of 2017 described herein is preliminary and unaudited and is, therefore, subject to adjustments and changes as a result of the independent auditor's review.

Operational & Financial Highlights

CSN

- **Steel Net Revenue** of R$9,5 Bi, 11% higher 9M17 X 9M16
- **46% participation growth in automotive sector**, 9M17 X 9M16
- **10% decrease in plate cash cost** from 2T17 to 3T17
- **Mining Net Revenue** of R$3,4 Bi, 6% increase 9M17 X 9M16
- **IO price 37% higher** compared 9M17 X 9M16
- **Relevant participation of 15% on cement's Market share** in southeast region
- **Reduction of R$662M in working capital**, 3T17 X 2T17

Consolidated Results

CSN

R$ million	1Q17	2Q17	3Q17	9M16	9M17
IFRS Net Revenue	4,412	4,311	4,810	12,662	13,532
Gross Profit	1,318	985	1,213	3,161	3,516
Adjusted EBITDA	1,333	896	1,213	2,826	3,441
Adjusted EBITDA Margin	29%	20%	24%	21%	24%
Net Income (Net Loss)	118	(640)	256	(797)	(266)
Adjusted Gross Debt	30,623	31,299	30,075	31,504	30,075
Adjusted Net Debt	25,477	26,754	25,717	25,842	25,717
Net Debt/Adjusted EBITDA	5.4x	5.7x	5.5x	7.4x	5.5x

Comments:
- Adjusted debt does not consider forfaiting and drawee risk operations.
- Adjusted EBITDA and adjusted net debt have included 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI as of December 2015.

Results by Segment


STEEL
MINING
LOGISTICS
CEMENT
ENERGY
Quarter Revenue (R$MM)
3.071
3.055
3.399
1.174
1.067
1.204
379
417
424
126
114
142
90
111
103
1Q17 2Q17 3Q17
% Net Revenue 9M17
64,0%
23,2%
8,2%
2,6%
2,0%
% EBITDA Adjusted 9M17
39,0%
44,4%
13,8%
0,4%
2,4%

Steel Performance


Sales Volume (thousand tonnes)
1.247
1.253
1.171
1.194
1.173
1.301
597 (48%)
584 (47%)
441 (38%)
577 (48%)
521 (44%)
499 (38%)
650 (52%)
669 (53%)
730 (62%)
617 (52%)
652 (56%)
802 (62%)
1Q16
2Q16
3Q16
1Q17
2Q17
3Q17
Foreign Market
Domestic Market


Net Revenue (R$ million)
8.554
9.524
9M16
9M17


EBITDA (R$ million) and Adjusted EBITDA Margin (%)
16%
15%
1.342
1403
9M16
9M17

Steel Performance

CSN


Coated Products as a % of Flat Steel Sales
1Q17
41%
87%
59%
2Q17
44%
88%
59%
3Q17
42%
88%
56%
Domestic Market
Total
Export


Sales Volume by Product[1] in 9M16
16%
21%
4%
10%
12%
37%
Hot Rolled
Cold Rolled
Galvanized
Tin Plates
Long Steel
Tin PlateS


Sales Volume by Product[1] in 9M17
17%
20%
5%
10%
13%
36%


Sales by Segment[2] in 9M16
13%
14%
12%
13%
48%
Automotive
Home Appliance
Distribution
Construction
Steel Packaging


Sales by Segment[2] in 9M17
12%
21%
13%
15%
40%

(1) Sales by product - total market
(2) Sales by segment of CSN Parent Company does not include WT, CSN LLC or Lusosider

CSN performance

*Sale Volume


AUTOMOTIVE
+46%
Acum. 2016
Acum. 2017


INDUSTRY
+16%
Acum. 2016
Acum. 2017


HOME
+5%
Acum. 2016
Acum. 2017


PACKAGING
-15%
Acum. 2016
Acum. 2017


DISTRIBUTION
-8%
Acum. 2016
Acum. 2017


CONSTRUCTION
+9%
Acum. 2016
Acum. 2017


LONG BR
+42%
Acum. 2016
Acum. 2017

Short-Term Prospects

Comercial opportunity to improve EBITDA – (R$ million)

- **Mix Recovery - 85% Domestic Market**
- **Maximization of Added Value**
- **Price Recovery**


480
140
130
210
PREÇO MI
MATERIAL WITH HIGH ADDED VALUE
VOLUME INCREASE (IMPORT DECREASE)
TOTAL

Steel Cost Competitiveness



Slab Production Cost with depreciation at President Vargas Steelworks (R$/t)
1.064
1.273
1.114
1.367
1.414
1.286
1T16
2T16
3T16
1T17
2T17
3T17



3Q17 Production Cost
27%
16%
9%
5%
12%
14%
18%
Coal/Coke
Ion Ore
Metals
Other Raw Material
Labor Cost
Energy/Fuel
Maintenance/General Costs



Performance Indicators
Per tonne (R$/t)
1.483
1.211
1.224
Jul-17
Aug-17
Sep-17
Slab cost/t

Short-Term Prospects

CSN

- ✓ Increase in coke plant production from 920kt in 2016 to 1,159kt in 2017
- ✓ Coke rate - Reduction of 33kg/t and R$70.1 million in the second half compared to the first half;
- ✓ Increase in slab production in the third quarter compared to the first half;
- ✓ Reduction in quality problems in 19%

→ **Impact on Slab Costs: Reduction from 6% to 8%**

Medium/Long-Term Prospects

- ✓ Reduction of slab production cost to increase coke production
- ✓ Capex: R$ 250 Million in 4 years



+40%
Coke Production
1159
1314
1457
1537
1613
2017
2018
2019
2020
2021

Overall Impact on Slab Costs:
Reduction of 3% to 5%

- ✓ Increase in production Steel: Mini AF#3 renovation ➡ 15% production increase (400mt of slab/year)
- ✓ Capex: R$ 205 Million in 2018

Mining Performance

CSN


Total Sales Volume (million tonnes)
Shipped Volume
9M16: 24,943
9M17: 20,435 (-18%)
8,30
9,27
10,23
7,24
7,82
7,95
1Q16
2Q16
3Q16
1Q17
2Q17
3Q17


Net Revenue (R$ million)
3.265
3.446
9M16
9M17


Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)
38%
46%
1.247
1.596
9M16
9M17

Mining Cost Competitiveness


Iron Ore Price: CFR+FOB, Foreign Market
(US$/wmt)
35,1
37,4
47,3
61,8
49,5
55,7
1Q16
2Q16
3Q16
1Q17
2Q17
3Q17


Comparison Platts x Iron Ore Price
(US$/t)
+35%
54,3
73,3
+37%
40,4
55,4
Platts 62% Fe CFR N. China (US$/dmt)
Iron Ore Price CFR+FOB (US$/dmt)
9M16
9M17

Short-Term Prospects

CSN

Engenho's Mine

- Active: neighboring Casa de Pedra, Engenho's Mine has reserves estimated at 300 million tons of ore (run-of-mine)
- Mining work restarted in June 2017 after the clearance from environmental agencies
- Impact: restores significant option of hematite mining and reduces the average distance to transport the run-of-mine (processing in mobile units and in Pires)



Casa de Pedra: CMAIs

- Project: building a unit of High-Intensity Magnetic Concentrator (CMAIs) to process tailings from B4 and B5 dams and from the Main Unit
- Production: 1.5 Mtpa of iron ore concentrate
- CAPEX: R$94 million
- Start-up: September 2017 (CMAI I), July 2018 (CMAI II)
- Impact: expands the useful life of the dam system of the Casa de Pedra, quality gain to CSN's product



Short-Term Prospects

CSN

Casa de Pedra: Filtration Unit

- Project: building two units to filter iron ore's tailings from the Main Unit and from the High-Intensity Magnetic Concentrator (CMAI) of the B4/B5 dams
- CAPEX: R$165 million
- Start-up: March 2018 (Filtration I), July 2018 (Filtration II)
- Impact: expand the useful life of the dam system of the Casa de Pedra



Fernandinho: CMAI

- Project: Implementation of a High-Intensity Magnetic Concentrator (CMAI) to process tailings from Fernandinho's tailing piles and dams.
- Production: 0.7 Mtpa of iron ore concentrate
- CAPEX: R$27 million
- Start-up: November 2017
- Additional impact: quality gain in CSN's product
- Fernandinho's Mine has audited resources of 178 Mt (run-of-mine)



Medium-Term Prospects

Casa de Pedra: Dry Production:

- Project: Iron ore crushing and screening plan to process friable ore (HBA)
- Production: 8 Mtpa of dry sinter feed and granulated
- CAPEX: R$82 million
- Status: hiring of conceptual and basic engineering has been approved
- Start-up: July 2019

Cash cost reduction per car (8Mtpa)


-55%
UPMs + ITM Pires
Unified System

Project: Conceptual Photo



Medium/Long-Term Prospects

Cayman

- Iron ore deposit with great potential for sinter feed production
- Approved investment in evaluation in 2018
- Preliminary studies indicate reserve volume of over 200Mt (high-quality ROM)



Medium/Long-Term Prospects

ERSA

Assets

- Estanho de Rondônia S/A (ERSA) consists of the Santa Barbara mine, in the city of Itapuã do Oeste, and the foundry located in Ariquemes. Cassiterite is extracted at the mining unit. In Ariquemes, the cassiterite is fused and transformed into tin.
- The company undergoes through a restructuring process since 2016, including the change in production layout, acquisition of new mine equipment and investments in research and development.

Initiatives with medium-term impact

- Opening of simultaneous mining fronts to increase production capacity
- Mine evaluation in order to update tin reserves
- Product portfolio expansion




Tin LME - USD/t
22.000
20.000
18.000
16.000
14.000
12.000
January.15
July.15
January.16
July.16
January.17
July.17
Recovery of Tin prices ensure the project's progress in ERSA


Base index 100 - ERSA Production Volume
Goal: Tin self-sufficiency and increased cash generation
100
200
267
300
After the Restructuring Process
Short-Term
Mid-Term
Long-Term

Cement Performance


Sales Volume (thousand tonnes) and Estimated Market Share (%)
CSN – SE Region
Sales (MMT)
Market Share
9%
10%
13%
14%
14%
15%
571
594
850
821
831
998
1Q16
2Q16
3Q16
1Q17
2Q17
3Q17


Net Revenue (R$ million)
363
380
9M16
9M17

CSN Market Performance

15% customer base growth.

- *Strategy of diversification, focusing sales on higher-margin markets, such as cement in bags;*

28% increase in the number of **cities served.**

Price recovery in the second half of 2017 – 24% over Dec/2016.

Short-Term Prospects

Opportunity to improve EBITDA – (R$ million)


170
40
20
50
60
Initiatives undertaken in 2017: 18% cash cost reduction compared to 2016
Operational consolidation of the second clinker line at the Arcos plant
New Initiatives: higher operational efficiency and energy matrix expansion (lower use of petcoke)
Implemented
Expected for 2018
Volume Increase
Cost Reduction
TOTAL
Price Increases

CAPEX - CSN's Consolidated Investments (R$ million)



2015: R$2,170 million
338
563
803
464
2016: R$1,632 million
330
473
382
452
YTD 2017: 721 million
189
239
293
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17

Working Capital

Working Capital (R$ MM)	1Q17	2Q17	3Q17	Change	
				3Q17 x 2Q17	3Q17 x 1Q17
Receivables	1,849	2,300	2,127	(174)	278
Stocks	3,562	3,744	3,545	(199)	(17)
Suppliers	1,934	2,078	2,250	172	315
Working Capital	3,031	3,597	2,935	-662	-96


Inventory of Finished Products
in the Steel Industry (thousand tons)
607
698
574
-18%
1Q17
2Q17
3Q17


Average term (in days)
Days Receipt
Days Inventory
Days Payment
-8 days
(-10%)
Operating Cycle
81
88
73
33
104
-56
41
106
-59
37
97
-61
1Q17
2Q17
3Q17

¹ Working Capital includes other items such as Advances of Taxes, Salaries and Social Contributions, Taxes Due and Advances from Customers & Forfaiting

Leverage


Net Debt/Adjusted EBITDA
3.072
3.126
3.512
4.075
4.675
4.717
4.690
8.67x
8.27x
7.36x
6.34x
5.45x
5.70x
5.55x
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Adjusted EBITDA/Net Debt Ratio
LTM Adjusted EBITDA

Debt Amortization Schedule on September 30, 2017

CSN


Debt Amortization Schedule[1]
IFRS in R$ billion
5.6
7.3
7.9
2.2
1.8
4.0
2018
2019
2020
2021
2022
2013 and onward
Maturity Schedule

[1]Principal amortization schedule not including accrued interest.

Corporate Information

- Website: www.csn.com.br/ri
- IR Communication Channel: invrel@csn.com.br

Investor Relations

- David Salama – Investor Relations Officer
- Investor Relations Team: Leonardo Shinohara, Jose Henrique Triques, Carla Fernandes and Bruno Souza

Traded Assets	Ticker	CUSIP
Share Listed on the Bovespa	CSNA3	-
ADR Listed on the NYSE	SID	-
6.875% Senior Note due 2019	CSNABZ2019	EH9753391
6.50% Senior Note due 2020	CSNABZ2020	EI3251630
7.00% Perpetual Notes	CSNABZPerp	EI4100208

CSN

Companhia Siderúrgica Nacional

To do **well**,

To do **more**,

To do **always**.

CSNA3

SID LISTED NYSE